EXHIBIT 13.1

Quarterly report to shareholders
Second quarter 2020
Financial highlights

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2020	2019	2020	2019

Income
Revenues	3,089	3,372	6,507	6,859
Net income attributable to common shares	1,281	1,125	2,429	2,129
per common share – basic	$1.36	$1.21	$2.59	$2.30
– diluted	$1.36	$1.21	$2.58	$2.30
Comparable EBITDA[1]	2,199	2,324	4,734	4,707
Comparable earnings[1]	863	924	1,972	1,911
per common share[1]	$0.92	$1.00	$2.10	$2.07

Cash flows
Net cash provided by operations	1,613	1,722	3,336	3,671
Comparable funds generated from operations[1]	1,549	1,667	3,643	3,490
Capital spending[2]	2,150	1,963	4,419	4,294

Dividends declared
Per common share	$0.81	$0.75	$1.62	$1.50
Basic common shares outstanding (millions)
– weighted average for the period	940	927	940	924
– issued and outstanding at end of period	940	929	940	929

1
Comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations are all non-GAAP measures. Refer to the Non-GAAP measures section for more information.

2	Includes capacity capital expenditures, maintenance capital expenditures, capital projects in development and contributions to equity investments.

TC ENERGY [2
SECOND QUARTER 2020

Management’s discussion and analysis
July 29, 2020
This management’s discussion and analysis (MD&A) contains information to help the reader make investment decisions about TC Energy Corporation (TC Energy). It discusses our business, operations, financial position, risks and other factors for the three and six months ended June 30, 2020, and should be read with the accompanying unaudited Condensed consolidated financial statements for the three and six months ended June 30, 2020, which have been prepared in accordance with U.S. GAAP.
This MD&A should also be read in conjunction with our December 31, 2019 audited Consolidated financial statements and notes and the MD&A in our 2019 Annual Report. Capitalized abbreviated terms that are used but not otherwise defined herein are identified in our 2019 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall.
Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this MD&A include information about the following, among other things:

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations about strategies and goals for growth and expansion

•	expected cash flows and future financing options available, including portfolio management

•	expected dividend growth

•	expected access to and cost of capital

•	expected costs and schedules for planned projects, including projects under construction and in development

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities

•	expected regulatory processes and outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	the expected impact of future tax and accounting changes

•	expected industry, market and economic conditions

•	the expected impact of COVID-19.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.

TC ENERGY [3
SECOND QUARTER 2020

Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions

•	regulatory decisions and outcomes

•	planned and unplanned outages and the use of our pipeline, power and storage assets

•	integrity and reliability of our assets

•	anticipated construction costs, schedules and completion dates

•	access to capital markets, including portfolio management

•	expected industry, market and economic conditions

•	inflation rates and commodity prices

•	interest, tax and foreign exchange rates

•	nature and scope of hedging

•	expected impact of COVID-19.
Risks and uncertainties

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value

•	the operating performance of our pipeline, power and storage assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the amount of capacity payments and revenues from our power generation assets due to plant availability

•	production levels within supply basins

•	construction and completion of capital projects

•	cost and availability of labour, equipment and materials

•	the availability and market prices of commodities

•	access to capital markets on competitive terms

•	interest, tax and foreign exchange rates

•	performance and credit risk of our counterparties

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19

•	competition in the businesses in which we operate

•	unexpected or unusual weather

•	acts of civil disobedience

•	cyber security and technological developments

•	economic conditions in North America as well as globally

•	global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.
You can read more about these factors and others in this MD&A and in other reports we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2019 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR (www.sedar.com).

TC ENERGY [4
SECOND QUARTER 2020

NON-GAAP MEASURES
This MD&A references the following non-GAAP measures:

•	comparable EBITDA

•	comparable EBIT

•	comparable earnings

•	comparable earnings per common share

•	funds generated from operations

•	comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:

•	gains or losses on sales of assets or assets held for sale

•	income tax refunds, adjustments to enacted tax rates and valuation allowances

•	certain fair value adjustments relating to risk management activities

•	legal, contractual and bankruptcy settlements

•	impairment of goodwill, investments and other assets

•	acquisition and integration costs

•	restructuring costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations. We also exclude the unrealized foreign exchange gains and losses on the Loan receivable from affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as these amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures.

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable funds generated from operations	net cash provided by operations

TC ENERGY [5
SECOND QUARTER 2020

Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment section for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings or losses attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income attributable to common shares and Net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flows because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Financial condition section for a reconciliation to Net cash provided by operations.

TC ENERGY [6
SECOND QUARTER 2020

Consolidated results – second quarter 2020

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2020	2019	2020	2019

Canadian Natural Gas Pipelines	682	242	973	511
U.S. Natural Gas Pipelines	625	663	1,463	1,455
Mexico Natural Gas Pipelines	151	113	390	229
Liquids Pipelines	306	542	717	1,002
Power and Storage	(31)	278	33	326
Corporate	(20)	(15)	281	(34)
Total segmented earnings	1,713	1,823	3,857	3,489
Interest expense	(561)	(588)	(1,139)	(1,174)
Allowance for funds used during construction	81	99	163	238
Interest income and other	203	106	(324)	269
Income before income taxes	1,436	1,440	2,557	2,822
Income tax (expense)/recovery	(52)	(217)	112	(453)
Net income	1,384	1,223	2,669	2,369
Net income attributable to non-controlling interests	(63)	(57)	(159)	(158)
Net income attributable to controlling interests	1,321	1,166	2,510	2,211
Preferred share dividends	(40)	(41)	(81)	(82)
Net income attributable to common shares	1,281	1,125	2,429	2,129
Net income per common share – basic	$1.36	$1.21	$2.59	$2.30
– diluted	$1.36	$1.21	$2.58	$2.30
Net income attributable to common shares increased by $156 million and $300 million or $0.15 and $0.29 per common share for the three and six months ended June 30, 2020 compared to the same periods in 2019. Net income per common share reflects the dilutive impact of common shares issued under our DRP in 2019.
Net income in all periods included unrealized gains and losses from changes in risk management activities which we excluded along with other specific items as noted below to arrive at comparable earnings.
2020 results included:

•	an after-tax gain of $408 million related to the sale of a 65 per cent equity interest in the Coastal GasLink pipeline

•
an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized as a result of our decision to proceed with the Keystone XL project

•
an incremental after-tax loss of $80 million in second quarter 2020 related to the Ontario natural gas-fired power plant assets sold on April 29, 2020 resulting in a year-to-date after-tax loss of $157 million at June 30, 2020. The total after-tax loss on this sale was $351 million including losses accrued in 2019 upon classification of the assets as held for sale.

2019 results included:

•	an after-tax gain of $54 million related to the sale of our Coolidge generating station in May 2019

•	a deferred tax benefit of $32 million related to the impact of an Alberta corporate income tax rate reduction on our Canadian businesses not subject to rate-regulated accounting

TC ENERGY [7
SECOND QUARTER 2020

•	an after-tax gain of $6 million and an after-tax loss of $6 million for the three and six months ended June 30, 2019 related to our U.S. Northeast power marketing contracts.
Refer to the Recent developments and Corporate sections for additional information regarding the above noted items.
These amounts have been excluded from comparable earnings as we do not consider these transactions or adjustments to be a part of our underlying operations.
A reconciliation of Net income attributable to common shares to comparable earnings is shown in the following table.
RECONCILIATION OF NET INCOME TO COMPARABLE EARNINGS

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2020	2019	2020	2019

Net income attributable to common shares	1,281	1,125	2,429	2,129
Specific items (net of tax):
Gain on partial sale of Coastal GasLink	(408)	—	(408)	—
Income tax valuation allowance release	—	—	(281)	—
Loss on sale of Ontario natural gas-fired power plants	80	—	157	—
Gain on sale of Coolidge generating station	—	(54)	—	(54)
Alberta corporate income tax rate reduction	—	(32)	—	(32)
U.S. Northeast power marketing contracts	—	(6)	—	6
Risk management activities[1]	(90)	(109)	75	(138)
Comparable earnings	863	924	1,972	1,911
Net income per common share	$1.36	$1.21	$2.59	$2.30
Specific items (net of tax):
Gain on partial sale of Coastal GasLink	(0.43)	—	(0.43)	—
Income tax valuation allowance release	—	—	(0.30)	—
Loss on sale of Ontario natural gas-fired power plants	0.09	—	0.17	—
Gain on sale of Coolidge generating station	—	(0.06)	—	(0.06)
Alberta corporate income tax rate reduction	—	(0.03)	—	(0.03)
U.S. Northeast power marketing contracts	—	(0.01)	—	0.01
Risk management activities	(0.10)	(0.11)	0.07	(0.15)
Comparable earnings per common share	$0.92	$1.00	$2.10	$2.07

1	Risk management activities	three months ended June 30		six months ended June 30
	(millions of $)	2020	2019	2020	2019

	Canadian Power	(2)	1	(1)	—
	U.S. Power	—	8	—	(52)
	Liquids marketing	(41)	49	7	34
	Natural Gas Storage	(7)	(2)	(4)	(5)
	Foreign exchange	170	87	(102)	207
	Income tax attributable to risk management activities	(30)	(34)	25	(46)
	Total unrealized gains/(losses) from risk management activities	90	109	(75)	138

TC ENERGY [8
SECOND QUARTER 2020

COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization.

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Comparable EBITDA
Canadian Natural Gas Pipelines	621	528	1,218	1,084
U.S. Natural Gas Pipelines	824	857	1,856	1,829
Mexico Natural Gas Pipelines	181	141	450	287
Liquids Pipelines	432	582	877	1,145
Power and Storage	135	219	329	370
Corporate	6	(3)	4	(8)
Comparable EBITDA	2,199	2,324	4,734	4,707
Depreciation and amortization	(635)	(621)	(1,265)	(1,229)
Interest expense	(561)	(588)	(1,139)	(1,174)
Allowance for funds used during construction	81	99	163	238
Interest income and other included in comparable earnings	7	7	55	36
Income tax expense included in comparable earnings	(125)	(199)	(336)	(427)
Net income attributable to non-controlling interests	(63)	(57)	(159)	(158)
Preferred share dividends	(40)	(41)	(81)	(82)
Comparable earnings	863	924	1,972	1,911
Comparable EBITDA – 2020 versus 2019
Comparable EBITDA decreased by $125 million for the three months ended June 30, 2020 compared to the same period in 2019 primarily due to the net effect of the following:

•
decreased contribution from Liquids Pipelines due to lower uncontracted volumes on the Keystone Pipeline System, lower contributions from liquids marketing activities and decreased earnings following the July 2019 sale of an 85 per cent equity interest in Northern Courier

•
lower Power and Storage earnings mainly attributable to decreased Bruce Power results due to the planned removal of Unit 6 on January 17, 2020 for the Major Component Replacement (MCR) program and lower Canadian Power earnings largely as a result of the sale of our Ontario natural gas-fired power plants on April 29, 2020, the May 2019 sale of our Coolidge generating station and an outage at our Mackay River cogeneration facility in 2020

•	lower earnings in U.S. Natural Gas Pipelines primarily attributable to the sale of certain Columbia midstream assets in August 2019

•
higher contribution from Canadian Natural Gas Pipelines primarily due to the impact of increased rate base earnings and flow-through depreciation and financial charges on the NGTL System from additional facilities placed in service

•	increased Mexico Natural Gas Pipelines results mainly due to higher earnings from our investment in the Sur de Texas pipeline which was placed into service in September 2019

•	foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings in our U.S. and Mexico operations.

TC ENERGY [9
SECOND QUARTER 2020

Comparable EBITDA increased by $27 million for the six months ended June 30, 2020 compared to the same period in 2019 primarily due to the net effect of the following:

•
decreased contribution from Liquids Pipelines due to lower uncontracted volumes on the Keystone Pipeline System, lower contributions from liquids marketing activities and decreased earnings following the July 2019 sale of an 85 per cent equity interest in Northern Courier

•
lower Power and Storage earnings mainly attributable to reduced earnings in Canadian Power largely as a result of the sale of our Ontario natural gas-fired power plants on April 29, 2020, although the Napanee plant added incremental earnings since its March 13, 2020 in-service, the May 2019 sale of our Coolidge generating station and an outage at our Mackay River cogeneration facility in 2020. This was partially offset by higher Bruce Power results due to a higher realized power price, net of losses on funds invested for post-retirement benefits and lower generation as a result of the planned removal of Unit 6 on January 17, 2020 for the MCR program

•
increased contribution from Mexico Natural Gas Pipelines mainly due to higher earnings from our investment in the Sur de Texas pipeline which was placed into service in September 2019. This includes revenues of US$55 million from one-time fees earned from the Sur de Texas joint venture associated with our successful completion of the pipeline compared to contract targets

•
higher contribution from Canadian Natural Gas Pipelines primarily resulting from the impact of increased rate base earnings and flow-through depreciation and financial charges on the NGTL System from additional facilities placed in service, partially offset by lower flow-through income taxes on the Canadian Mainline

•	foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings in our U.S. and Mexico operations.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2020 versus 2019
Comparable earnings decreased by $61 million or $0.08 per common share for the three months ended June 30, 2020 compared to the same period in 2019 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•	a decrease in Income tax expense mainly due to lower pre-tax earnings and a lower Alberta income tax rate

•
lower Interest expense as a result of higher capitalized interest mainly related to Keystone XL and Coastal GasLink, net of the impact of Napanee completing construction in first quarter 2020, and lower interest rates on lower levels of short-term borrowings, partially offset by the effect of long-term debt issuances, net of maturities

•
lower AFUDC predominantly due to NGTL System expansion projects placed in service and the suspension of recording AFUDC on the Tula project due to continuing construction delays, partially offset by the impact of a rate adjustment during second quarter 2019 relating to our Columbia Gas growth projects

•	higher depreciation largely in Canadian Natural Gas Pipelines reflecting new projects placed in service and recovered on a flow-through basis.

TC ENERGY [10
SECOND QUARTER 2020

Comparable earnings increased by $61 million or $0.03 per common share for the six months ended June 30, 2020 compared to the same period in 2019 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•	a decrease in Income tax expense mainly due to a lower Alberta income tax rate and lower flow-through income taxes on Canadian rate-regulated pipelines

•
lower Interest expense as a result of higher capitalized interest largely related to Keystone XL and Coastal GasLink and lower interest rates on lower levels of short-term borrowings, partially offset by the net effect of long-term debt issuances, net of maturities

•	higher Interest income and other primarily from unrealized foreign exchange gains on peso-denominated deferred income tax liabilities reflecting the weakening of the Mexican peso in 2020

•
lower AFUDC predominantly due to NGTL System expansions and Columbia Gas growth projects placed in service and the suspension of recording AFUDC on the Tula project due to continuing construction delays

•
higher depreciation largely in Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines reflecting new projects placed in service. Depreciation in Canadian Natural Gas Pipelines is recoverable in tolls on a flow-through basis as discussed in comparable EBITDA above, and therefore has no significant impact on comparable earnings.

Comparable earnings per common share for the three and six months ended June 30, 2020 also reflects the dilutive impact of common shares issued under our DRP in 2019.

TC ENERGY [11
SECOND QUARTER 2020

COVID-19
On March 11, 2020, the World Health Organization declared the novel coronavirus, or COVID-19, a global pandemic.  Company business continuity plans are in place across our organization and we continue to effectively operate our assets, conduct commercial activities and execute on projects with a focus on health, safety and reliability. Our businesses are broadly considered essential in Canada, the United States and Mexico given the important role our infrastructure plays in providing energy to North American markets. We are confident that our robust continuity and business resumption plans for critical teams, including liquids and gas control as well as commercial and field operations, will continue to ensure the safe and reliable delivery of energy for our customers. We anticipate that changes to work practices and other restrictions put in place by government and health authorities in response to COVID-19 will have an impact on certain projects. While we generally believe this will not be material, we also recognize that the ultimate impact remains uncertain at this time.
With approximately 95 per cent of our comparable EBITDA generated from rate-regulated assets and/or long-term contracts, we are largely insulated from the short-term volatility associated with fluctuations in volume throughput and commodity prices. Aside from the impact of maintenance activities and normal seasonal factors, to date we have not seen any pronounced changes in the utilization of our assets, with the exception of the Keystone Pipeline System which has experienced a modest reduction in uncontracted volumes. To date, we have not encountered any significant impacts on our supply chain. While it is too early to ascertain any long-term impact that COVID-19 may have on our capital program, directionally we have observed some slowdown of our construction activities and capital expenditures in 2020, largely due to permitting delays as regulators have been unable to process permits and conduct consultations in time frames that were originally anticipated. The impact of the Unit 6 force majeure at Bruce Power is still being evaluated and will ultimately depend on the extent and duration of the pandemic and our ability to implement mitigation measures.
Capital market conditions in 2020 have seen periods of extreme volatility and reduced liquidity. Despite this challenging backdrop, we have enhanced our liquidity by in excess of $11 billion during second quarter by accessing debt capital markets, arranging incremental committed credit facilities and completing sizable portfolio management transactions. With the combination of our predictable and growing cash flows from operations, cash on hand, substantial committed credit facilities and various other financing levers available to us, we believe we are well positioned to continue to fund our obligations.
The combination of the COVID-19 pandemic and unparalleled energy demand and supply disruption has had a significant impact on certain of our customers. While counterparty risk has heightened and we have increased our monitoring of and communication with counterparties experiencing greater financial pressures, we are not expecting any material negative impact to our 2020 earnings or cash flows.
Since the pandemic began, we have endeavored to understand and respond to the requirements of the communities in which we operate. Based on the paramount needs of people in our communities, our support has focused on food security and first responder organizations. As our multi-billion dollar capital projects continue to progress, where possible, we will focus on buying and hiring locally, benefiting small businesses and creating jobs in many communities that have been significantly impacted by the COVID-19 crisis.

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SECOND QUARTER 2020

The full extent and lasting impact of the COVID-19 pandemic on the global economy is uncertain but to date has included extreme volatility in financial markets and commodity prices, a significant reduction in overall economic activity, widespread extended shutdowns of businesses along with supply chain disruptions. The degree to which COVID-19 has a more significant impact on our operations and growth projects will depend on future developments, policies and actions which remain highly uncertain. Additional information regarding the risks, uncertainties and impact on our business from COVID-19 can be found throughout this MD&A including the Capital Program, Outlook, Recent developments, Financial condition and Financial risks and financial instruments sections.
Capital Program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows.
Our capital program consists of approximately $37 billion of secured projects which include commercially supported, committed projects that are either under construction or are in or preparing to commence the permitting stage. The $37 billion of secured projects decreased from $43 billion reported in first quarter 2020 primarily as a result of the change to equity accounting for our remaining 35 per cent interest in Coastal GasLink following the sale of a 65 per cent interest in the project. An additional $11 billion of projects under development are commercially supported (except where noted) but have greater uncertainty with respect to timing and estimated project costs and are subject to certain key approvals.
Three years of maintenance capital expenditures for our businesses are included in secured projects. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our liquids pipelines business provide for the recovery of maintenance capital expenditures.
In the six months ended June 30, 2020, we placed approximately $3.0 billion of capacity capital projects in service, almost fully comprised of NGTL System expansions. In addition, approximately $0.8 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to weather, market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits, among other factors, as well as the additional restrictions and uncertainty presented by COVID-19. Amounts included in the following tables exclude capitalized interest and AFUDC.

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SECOND QUARTER 2020

Secured projects

	Expected in-service date	Estimated project cost[1]	Carrying value at June 30, 2020
(billions of $)

Canadian Natural Gas Pipelines
Canadian Mainline	2020-2023	0.4	0.2
NGTL System[2]	2020	3.3	3.2
	2021	3.0	0.5
	2022	1.3	0.1
	2023+	2.3	—
Coastal GasLink[3]	2023	0.2	0.1
Regulated maintenance capital expenditures	2020-2022	2.0	0.2
U.S. Natural Gas Pipelines
Columbia Gas
Modernization II	2020	US 1.1	US 0.9
Other capacity capital	2020-2023	US 1.8	US 0.3
Regulated maintenance capital expenditures	2020-2022	US 2.1	US 0.4
Mexico Natural Gas Pipelines
Villa de Reyes	2021	US 0.9	US 0.8
Tula[4]	—	US 0.8	US 0.6
Liquids Pipelines
Keystone XL5	2023	US 9.1	US 1.4
Other capacity capital	2020-2021	0.1	—
Recoverable maintenance capital expenditures	2020-2022	0.1	—
Power and Storage
Bruce Power – life extension[6]	2020-2023	2.4	0.9
Other
Non-recoverable maintenance capital expenditures[7]	2020-2022	0.6	0.1
		31.5	9.7
Foreign exchange impact on secured projects[8]		5.7	1.6
Total secured projects (Cdn$)		37.2	11.3

1	Amounts reflect 100 per cent of costs related to wholly-owned assets, Keystone XL and assets held through TC PipeLines, LP, as well as cash contributions to our joint venture investments.

2	Includes $0.5 billion for the Foothills pipeline system related to the West Path Delivery Program.

3
On May 22, 2020, we sold a 65 per cent equity interest in the Coastal GasLink project and began to account for our remaining 35 per cent investment using equity accounting. The project has secured $6.6 billion of long-term project financing facilities and, as a result, estimated project costs reflect only our expected share of partner cash contributions.

4
Construction of the central segment of the Tula project has been delayed due to a lack of progress to successfully complete Indigenous consultation by the Secretary of Energy. Project completion is expected approximately two years after the consultation process is successfully concluded. The East Section of the Tula pipeline is available for interruptible transportation services.

5
US$5.3 billion will be funded through equity contributions and debt guaranteed by the Government of Alberta. The Keystone XL project carrying value reflects the amount remaining after the 2015 impairment charge, along with additional amounts capitalized since January 2018. A portion of the carrying value is recoverable from shippers under certain conditions or has been funded by Government of Alberta contributions.

6	Reflects our expected share of cash contributions for the Unit 6 MCR program costs, expected to be in service in 2023, and amounts to be invested under the Asset Management program through 2023.

7
Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other Power and Storage assets.

8	Reflects U.S./Canada foreign exchange rate of 1.36 at June 30, 2020.

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SECOND QUARTER 2020

Projects under development
The costs provided in the table below reflect the most recent estimates for each project as filed with the various regulatory authorities or otherwise determined by management.

	Estimated project cost[1]	Carrying value at June 30, 2020
(billions of $)

Canadian Natural Gas Pipelines
NGTL System – Merrick	1.9	—
U.S. Natural Gas Pipelines
Other capacity capital[2]	US 0.7	—
Liquids Pipelines
Heartland and TC Terminals[3]	0.9	0.1
Grand Rapids Phase 2[3]	0.7	—
Keystone Hardisty Terminal[3]	0.3	0.1
Power and Storage
Bruce Power – life extension[4]	5.8	0.1
	10.3	0.3
Foreign exchange impact on projects under development[5]	0.3	—
Total projects under development (Cdn$)	10.6	0.3

1	Amounts reflect our proportionate share of joint venture costs where applicable and 100 per cent of costs related to wholly-owned assets and assets held through TC PipeLines, LP.

2	Includes projects subject to a positive customer FID.

3	Regulatory approvals have been obtained and additional commercial support is being pursued.

4	Reflects our proportionate share of MCR program costs for Units 3, 4, 5, 7 and 8, and the remaining Asset Management program costs beyond 2023.

5	Reflects U.S./Canada foreign exchange rate of 1.36 at June 30, 2020.

TC ENERGY [15
SECOND QUARTER 2020

Outlook
Consolidated comparable earnings
Our overall comparable earnings per common share outlook for 2020 remains consistent with the 2019 Annual Report taking into consideration the net effect of increased capitalized interest related to Keystone XL, higher income taxes as a result of a modestly higher effective tax rate and lower Liquids Pipelines' volumes and marketing margins.
The increase in Keystone XL capitalized interest is largely the result of additional capital expenditures along with the inclusion of previously impaired capital costs in the basis for calculating capitalized interest following our decision to proceed with construction of the Keystone XL pipeline. These prior costs were not re-capitalized but are included for determining capitalized interest in accordance with GAAP.
We do not expect COVID-19 to have a material impact on 2020 comparable earnings.
Consolidated capital spending
Our total capital expenditures for 2020 are now expected to be approximately $10 billion on growth projects, maintenance capital expenditures and contributions to equity investments. The increase relative to the outlook in our 2019 Annual Report is primarily a result of higher spending in 2020 on Keystone XL, the majority of which is expected to be funded through the Government of Alberta’s equity contributions to the project. We do not believe disruptions related to COVID-19 will be material to our capital expenditure outlook, but recognize that the ultimate impact remains uncertain at this time.

TC ENERGY [16
SECOND QUARTER 2020

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

NGTL System	369	268	713	560
Canadian Mainline	223	233	448	470
Other Canadian pipelines[1]	29	27	57	54
Comparable EBITDA	621	528	1,218	1,084
Depreciation and amortization	(309)	(286)	(615)	(573)
Comparable EBIT	312	242	603	511
Specific item:
Gain on partial sale of Coastal GasLink	370	—	370	—
Segmented earnings	682	242	973	511

1
Includes results from Foothills, Ventures LP, Great Lakes Canada and our investment in TQM, Coastal GasLink development fees as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.

Canadian Natural Gas Pipelines segmented earnings increased by $440 million and $462 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 and included a pre-tax gain in second quarter 2020 of $370 million related to the sale of a 65 per cent equity interest in the Coastal GasLink Pipeline Project which has been excluded from our calculation of comparable EBIT.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, our investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Net Income
NGTL System	139	118	274	231
Canadian Mainline	39	42	78	86
Average investment base
NGTL System			13,675	11,376
Canadian Mainline			3,635	3,666

TC ENERGY [17
SECOND QUARTER 2020

Net income for the NGTL System increased by $21 million and $43 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 mainly due to a higher average investment base resulting from continued system expansions. Results in 2020 for the NGTL System, while under interim tolls, reflect an ROE of 10.1 per cent on 40 per cent deemed equity. The NGTL System’s 2019 results reflected the 2018-2019 Revenue Requirement Settlement that expired on December 31, 2019 which included an ROE of 10.1 per cent on 40 per cent deemed common equity, a mechanism for sharing variances above and below a fixed annual OM&A amount and flow-through treatment of all other costs.
Net income for the Canadian Mainline decreased by $3 million and $8 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 largely due to lower incentive earnings.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $93 million and $134 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 due to the net effect of:

•	increased rate base earnings as well as flow-through depreciation and financial charges on the NGTL System due to additional facilities placed in service

•	lower flow-through income taxes on the Canadian Mainline along with reduced incentive earnings

•	Coastal GasLink development fees. Refer to Recent developments for additional information.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $23 million and $42 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 mainly due to NGTL System expansion facilities that were placed in service.

TC ENERGY [18
SECOND QUARTER 2020

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of US$, unless otherwise noted)	2020	2019	2020	2019

Columbia Gas	288	307	660	615
ANR	114	113	261	266
TC PipeLines, LP1,2	26	26	60	62
Columbia Gulf	47	49	97	84
Great Lakes[3]	17	17	47	47
Other U.S. pipelines[4]	22	50	50	106
Non-controlling interests[5]	81	79	186	191
Comparable EBITDA	595	641	1,361	1,371
Depreciation and amortization	(144)	(145)	(288)	(280)
Comparable EBIT	451	496	1,073	1,091
Foreign exchange impact	174	167	390	364
Comparable EBIT and segmented earnings (Cdn$)	625	663	1,463	1,455

1	Reflects our share of earnings from TC PipeLines, LP’s ownership interests in eight natural gas pipelines as well as general and administrative costs related to TC PipeLines, LP.

2	For the three and six months ended June 30, 2020, our ownership interest in TC PipeLines, LP was 25.5 per cent which is unchanged from the same periods in 2019.

3	Reflects our 53.55 per cent direct interest in Great Lakes. The remaining 46.45 per cent is held by TC PipeLines, LP.

4
Reflects earnings from our effective ownership in Crossroads, Millennium and Hardy Storage, and certain Columbia midstream assets until sold in August 2019, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.

5	Reflects earnings attributable to portions of TC PipeLines, LP that we do not own.
U.S. Natural Gas Pipelines segmented earnings decreased by $38 million and increased by $8 million for the three and six months ended June 30, 2020 compared to the same periods in 2019. A stronger U.S. dollar in 2020 had a positive impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2019.
Comparable EBITDA for U.S. Natural Gas Pipelines decreased by US$46 million and US$10 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 and was primarily the net effect of:

•	decreased earnings as a result of the sale of certain Columbia midstream assets in August 2019

•	increased operating costs on Columbia Gas

•	incremental earnings from Columbia Gas and Columbia Gulf growth projects placed in service.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by US$1 million for the three months ended and increased US$8 million for the six months ended June 30, 2020 compared to the same periods in 2019. The six-month increase of US$8 million is mainly due to new projects placed in service, partially offset by the sale of certain Columbia midstream assets in August 2019.

TC ENERGY [19
SECOND QUARTER 2020

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of US$, unless otherwise noted)	2020	2019	2020	2019

Topolobampo	40	40	80	80
Tamazunchale	30	31	60	62
Mazatlán	17	17	35	35
Guadalajara	15	16	31	32
Sur de Texas[1]	28	3	122	8
Comparable EBITDA	130	107	328	217
Depreciation and amortization	(22)	(21)	(44)	(44)
Comparable EBIT	108	86	284	173
Foreign exchange impact	43	27	106	56
Comparable EBIT and segmented earnings (Cdn$)	151	113	390	229

1	Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines comparable EBIT and segmented earnings increased by $38 million and $161 million for the three and six months ended June 30, 2020 compared to the same periods in 2019. In addition to the net increases in comparable EBITDA noted below, a stronger U.S. dollar in 2020 had a positive impact on the Canadian dollar equivalent segmented earnings compared to the same periods in 2019.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$23 million and US$111 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 mainly due to higher earnings from our investment in the Sur de Texas pipeline, including:

•	increased Sur de Texas equity income from the commencement of transportation services in September 2019 as well as lower interest expense attributable to the significant weakening of the Mexican peso

•
revenues of US$55 million from one-time fees earned from the Sur de Texas joint venture associated with the successful completion of the pipeline compared to contract targets, as well as fees earned from operating the pipeline.

Prior to in-service, Sur de Texas equity income primarily reflected AFUDC during construction, net of our proportionate share of interest expense on inter-affiliate loans. These inter-affiliate loans remain in place and our share of related interest expense in Sur de Texas continues to be fully offset by corresponding interest income recorded in Interest income and other in the Corporate segment.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three and six months ended June 30, 2020 was consistent with the same periods in 2019.

TC ENERGY [20
SECOND QUARTER 2020

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Keystone Pipeline System	380	444	768	868
Intra-Alberta pipelines[1]	23	41	47	80
Liquids marketing and other	29	97	62	197
Comparable EBITDA	432	582	877	1,145
Depreciation and amortization	(85)	(89)	(167)	(177)
Comparable EBIT	347	493	710	968
Specific item:
Risk management activities	(41)	49	7	34
Segmented earnings	306	542	717	1,002

Comparable EBIT denominated as follows:
Canadian dollars	89	95	173	184
U.S. dollars	186	298	393	588
Foreign exchange impact	72	100	144	196
Comparable EBIT	347	493	710	968

1
Intra-Alberta pipelines include Grand Rapids, White Spruce and Northern Courier. In July 2019, an 85 per cent interest in Northern Courier was sold and, subsequent to the sale, we apply equity accounting to our remaining 15 per cent investment.

Liquids Pipelines segmented earnings decreased by $236 million and $285 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 and included unrealized gains and losses from changes in the fair value of derivatives related to our liquids marketing business which have been excluded from our calculation of comparable EBIT. The net decreases in comparable EBITDA noted below are partially offset by a stronger U.S. dollar in 2020 which had a positive impact on the Canadian dollar equivalent segmented earnings compared to the same periods in 2019.
Comparable EBITDA for Liquids Pipelines decreased by $150 million and $268 million for the three and six months ended June 30, 2020 compared to the same periods in 2019. This was primarily the net effect of:

•	lower uncontracted volumes on the Keystone Pipeline System

•	lower contributions from liquids marketing activities due to lower margins

•	the sale of an 85 per cent equity interest in Northern Courier in July 2019.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $4 million and $10 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 primarily as a result of the sale of an 85 per cent equity interest in Northern Courier.

TC ENERGY [21
SECOND QUARTER 2020

Power and Storage
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Canadian Power[1,2]	55	90	125	167
Bruce Power[1]	80	125	199	185
Natural Gas Storage and other	—	4	5	18
Comparable EBITDA	135	219	329	370
Depreciation and amortization	(12)	(24)	(30)	(47)
Comparable EBIT	123	195	299	323
Specific items:
Loss on sale of Ontario natural gas-fired power plants	(145)	—	(261)	—
Gain on sale of Coolidge generating station	—	68	—	68
U.S. Northeast power marketing contracts	—	8	—	(8)
Risk management activities	(9)	7	(5)	(57)
Segmented earnings	(31)	278	33	326

1	Includes our share of equity income from Bruce Power and from our investment in Portlands Energy Centre until sold on April 29, 2020.

2	Includes Coolidge generating station until sold in May 2019.
Power and Storage segmented earnings decreased by $309 million and $293 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 and included the following specific items which have been excluded from comparable EBIT:

•
an additional pre-tax loss of $145 million and $261 million for the three and six months ended June 30, 2020 related to the sale of our Ontario natural gas-fired power plants. Refer to the Recent developments section for additional information

•	a pre-tax gain of $68 million for the three and six months ended June 30, 2019 related to the sale of our Coolidge generating station in May 2019

•
a pre-tax gain of $8 million and pre-tax loss of $8 million for the three and six months ended June 30, 2019 related to U.S. Northeast power marketing contracts, the remainder of which were sold in May 2019

•	unrealized losses and gains from changes in the fair value of derivatives used to reduce our exposure to certain commodity price risks.
Comparable EBITDA for Power and Storage decreased by $84 million and $41 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 primarily due to the net effect of:

•
the planned removal of Bruce Power Unit 6 on January 17, 2020 for its MCR program. Bruce Power results increased for the six months ended June 30, 2020 mainly due to a higher realized power price, partially offset by losses on funds invested for post-retirement benefits. Additional financial and operating information on Bruce Power is provided below

•
lower Canadian Power earnings largely as a result of the sale of our Ontario natural gas-fired power plants on April 29, 2020, although the Napanee plant added incremental earnings since its March 13, 2020 in-service, the May 2019 sale of our Coolidge generating station and an outage at our Mackay River cogeneration facility in 2020

•	decreased Natural Gas Storage and other results mainly due to increased business development activities.

TC ENERGY [22
SECOND QUARTER 2020

DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $12 million and $17 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 primarily due to the cessation of depreciation on our Halton Hills power plant in July 2019 upon classification as held for sale.
BRUCE POWER
The following reflects our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended June 30		six months ended June 30
(millions of $, unless otherwise noted)	2020	2019	2020	2019

Equity income included in comparable EBITDA and EBIT comprised of:
Revenues[1]	371	424	838	785
Operating expenses	(211)	(216)	(447)	(443)
Depreciation and other	(80)	(83)	(192)	(157)
Comparable EBITDA and EBIT[2]	80	125	199	185
Bruce Power – other information
Plant availability[3,4]	79%	78%	86%	79%
Planned outage days[4]	123	105	169	246
Unplanned outage days	6	47	12	54
Sales volumes (GWh)[2]	4,716	5,236	10,308	10,496
Realized power price per MWh[5]	$80	$79	$81	$74

1	Net of amounts recorded to reflect operating cost efficiencies shared with the IESO.

2	Represents our 48.4 per cent (2019 – 48.4 per cent) ownership interest in Bruce Power. Sales volumes include deemed generation and Unit 6 output until January 17, 2020 when its MCR program commenced.

3	The percentage of time the plant was available to generate power, regardless of whether it was running.

4	Excludes Unit 6 MCR outage days.

5
Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.

The Unit 6 MCR outage commenced on January 17, 2020. Planned maintenance on Units 3, 4 and 5 was completed in the second quarter and is expected to occur on Unit 8 in the second half of 2020. The overall average plant availability in 2020 is expected to be in the mid-80 per cent range, excluding the Unit 6 MCR.

TC ENERGY [23
SECOND QUARTER 2020

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented (losses)/earnings (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Comparable EBITDA and EBIT	6	(3)	4	(8)
Specific item:
Foreign exchange (loss)/gain – inter-affiliate loan[1]	(26)	(12)	277	(26)
Segmented (losses)/earnings	(20)	(15)	281	(34)

1	Reported in Income from equity investments in the Condensed consolidated statement of income.
Corporate segmented losses increased by $5 million for the three months ended June 30, 2020 and Corporate segmented earnings increased by $315 million for the six months ended June 30, 2020 compared to the same periods in 2019.
Segmented (losses)/earnings included foreign exchange losses and gains on our proportionate share of peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners. These amounts are recorded in Income from equity investments and have been excluded from our calculation of comparable EBITDA and EBIT as they are fully offset by corresponding foreign exchange gains and losses on the inter-affiliate loan receivable included in Interest income and other.
Comparable EBITDA increased by $9 million and $12 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 primarily due to a U.S. capital tax adjustment recorded in second quarter 2020.
OTHER INCOME STATEMENT ITEMS
Interest expense

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(176)	(148)	(333)	(288)
U.S. dollar-denominated	(331)	(328)	(663)	(659)
Foreign exchange impact	(127)	(111)	(242)	(220)
	(634)	(587)	(1,238)	(1,167)
Other interest and amortization expense	(14)	(45)	(52)	(88)
Capitalized interest	87	44	151	81
Interest expense	(561)	(588)	(1,139)	(1,174)

TC ENERGY [24
SECOND QUARTER 2020

Interest expense decreased by $27 million and $35 million for the three and six months ended June 30, 2020 compared to the same periods in 2019 primarily due to the net effect of:

•
higher capitalized interest largely related to Keystone XL, and Coastal GasLink prior to its change to equity accounting upon completion of the sale of a 65 per cent interest in the project in May 2020, partially offset by lower capitalized interest due to the completion of Napanee construction in first quarter 2020. The increase from Keystone XL is largely the result of additional capital expenditures along with the inclusion of previously impaired capital costs in the basis for calculating capitalized interest following our decision to proceed with construction of the Keystone XL pipeline. These prior costs were not re-capitalized but are included for determining capitalized interest in accordance with GAAP

•	lower interest rates on lower levels of short-term borrowings

•	long-term debt issuances, net of maturities

•	foreign exchange impact from a stronger U.S. dollar on translation of U.S. dollar-denominated interest.
Allowance for funds used during construction

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Canadian dollar-denominated	23	51	60	94
U.S. dollar-denominated	42	36	75	108
Foreign exchange impact	16	12	28	36
Allowance for funds used during construction	81	99	163	238
AFUDC decreased by $18 million and $75 million for the three and six months ended June 30, 2020 compared to the same periods in 2019. The decrease in Canadian dollar-denominated AFUDC is primarily due to our NGTL System expansion projects placed in service during 2020. The increase in U.S. dollar-denominated AFUDC for the three months ended June 30, 2020 is mainly attributable to the impact of a rate adjustment during second quarter 2019 relating to our Columbia Gas growth projects. The decrease in U.S. dollar-denominated AFUDC for the six months ended June 30, 2020 is primarily the result of Columbia Gas growth projects placed in service during 2019 and the suspension of recording AFUDC on Tula, effective January 1, 2020 due to continuing construction delays on the project. Refer to the Recent developments section for additional information.
Interest income and other

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Interest income and other included in comparable earnings	7	7	55	36
Specific items:
Foreign exchange gain/(loss) – inter-affiliate loan	26	12	(277)	26
Risk management activities	170	87	(102)	207
Interest income and other	203	106	(324)	269
Interest income and other increased by $97 million for the three months ended June 30, 2020 compared to the same period in 2019 and was mainly due to higher unrealized gains in 2020 compared to 2019 on risk management activities primarily as a result of a significant weakening of the U.S. dollar during second quarter 2020 compared to 2019. These amounts have been excluded from comparable earnings.

TC ENERGY [25
SECOND QUARTER 2020

Interest income and other decreased by $593 million for the six months ended June 30, 2020 compared to the same period in 2019 and was primarily the net effect of:

•
foreign exchange losses in 2020 compared to foreign exchange gains in 2019 related to a peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture. Our proportionate share of the offsetting foreign exchange gain in Sur de Texas is reflected in Income from equity investments in the Corporate segment, resulting in no impact on net income. The offsetting foreign exchange gains and losses are excluded from comparable earnings

•
unrealized losses in 2020 compared to unrealized gains in 2019 on risk management activities primarily reflecting the strengthening and weakening of the U.S. dollar in 2020 and 2019, respectively. These amounts have been excluded from comparable earnings

•	unrealized foreign exchange gains, primarily on peso-denominated deferred income tax liabilities, reflecting the weakening of the Mexican peso in 2020.
Income tax expense

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Income tax expense included in comparable earnings	(125)	(199)	(336)	(427)
Specific items:
Income tax valuation allowance release	—	—	281	—
Loss on sale of Ontario natural gas-fired power plants	65	—	104	—
Gain on partial sale of Coastal GasLink	38	—	38	—
Alberta corporate income tax rate reduction	—	32	—	32
Gain on sale of Coolidge generating station	—	(14)	—	(14)
U.S. Northeast power marketing contracts	—	(2)	—	2
Risk management activities	(30)	(34)	25	(46)
Income tax (expense)/recovery	(52)	(217)	112	(453)
Income tax expense included in comparable earnings decreased by $74 million and $91 million for the three and six months ended June 30, 2020 compared to the same periods in 2019. The decrease for the three months ended June 30, 2020 was mainly due to lower pre-tax earnings and a lower Alberta income tax rate. The decrease for the six months ended June 30, 2020 was primarily due to a lower Alberta income tax rate and lower flow-through income taxes on Canadian rate-regulated pipelines.
In addition to the tax impacts of the specific items noted in the Canadian Natural Gas Pipelines, Liquids Pipelines, Power and Storage and Corporate segments, Income tax (expense)/recovery for the six months ended June 30, 2020 and the comparative period in 2019 included the following specific items which have been excluded from our calculation of income tax expense included in comparable earnings:

•
in first quarter 2020, an income tax valuation allowance release of $281 million was recorded following our reassessment of deferred tax assets that are deemed more likely than not to be realized as a result of our decision to proceed with the Keystone XL project

•
in second quarter 2019, a $32 million income tax recovery on deferred income tax balances attributable to our Canadian businesses not subject to RRA due to an Alberta corporate income tax rate reduction enacted in June 2019.

On June 29, 2020, the Government of Alberta proposed to accelerate the reduction of the corporate income tax rate to eight per cent to now become effective July 1, 2020. This proposed change has not been enacted. We do not expect the final enactment to have a material impact on our financial statements.

TC ENERGY [26
SECOND QUARTER 2020

Net income attributable to non-controlling interests

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Net income attributable to non-controlling interests	(63)	(57)	(159)	(158)
Net income attributable to non-controlling interests for the three and six months ended June 30, 2020 increased by $6 million and $1 million compared to the same periods in 2019 primarily due to higher earnings in TC PipeLines, LP.
Preferred share dividends

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Preferred share dividends	(40)	(41)	(81)	(82)

TC ENERGY [27
SECOND QUARTER 2020

Recent developments
CANADIAN NATURAL GAS PIPELINES
Coastal GasLink Pipeline Project
On May 22, 2020, we completed the sale of a 65 per cent equity interest in Coastal GasLink to KKR-Keats Pipeline Investors II (Canada) Ltd. (KKR) and a subsidiary of Alberta Investment Management Corporation (AIMCo) for net proceeds of $656 million before post-closing adjustments resulting in a pre-tax gain of $370 million ($408 million after tax). The after-tax gain includes the gain on sale, utilization of previously unrecognized tax loss benefits and the required remeasurement of our 35 per cent retained ownership to fair value including a derivative instrument used to hedge the interest rate risk on the credit facilities established to finance construction of the Coastal GasLink pipeline. As part of the transaction, we were contracted by Coastal GasLink Pipeline Limited Partnership to construct and operate the pipeline.
On April 28, 2020, Coastal GasLink entered into secured long-term project financing credit facilities with total capacity of $6.6 billion to fund the majority of the construction costs of the Coastal GasLink pipeline. Immediately preceding the equity sale, Coastal GasLink drew down $1.6 billion on the facilities, of which approximately $1.5 billion was paid to TC Energy. Future draws on these facilities will reduce partner contributions required to fund the project.
Under the terms of the equity purchase agreement, we received proceeds at the time of close that included reimbursement of 65 per cent of the project costs incurred to May 22, 2020. Effective this date, we also began accruing fees earned during the construction of the pipeline for management and financial services provided and accounting for our remaining 35 per cent investment using equity accounting.
The introduction of partners, establishment of dedicated project-level financing facilities, recovery of cash payments through construction for carrying charges on costs incurred and remuneration for costs to date are expected to substantially satisfy our funding requirements through project completion.
We continue to work with the 20 First Nations that have executed agreements with Coastal GasLink to provide them an opportunity to invest in the project, with an option to acquire a 10 per cent equity interest in Coastal GasLink on similar terms to what has been agreed with KKR and AIMCo.
In December 2019, the B.C. Supreme Court granted an interlocutory injunction prohibiting protesters from impeding the project, confirming Coastal GasLink’s legal right to access areas necessary to pursue its permitted and authorized activities through to completion. Several blockades were subsequently constructed, obstructing access to our pipeline route. After initial negotiations were unsuccessful between the Province of British Columbia and a number of Wet’suwet’en Hereditary Chiefs, the blockades were removed with the support of law enforcement. Since enforcement, construction has continued in the area.
Following enforcement, negotiations between the Wet’suwet’en Hereditary Chiefs and the provincial and federal governments commenced, resulting in a Memorandum of Understanding (MOU) between these parties on issues regarding Wet’suwet’en Aboriginal Rights and Title. The parties to the MOU are currently negotiating the matters outlined in the MOU, including the future governance structure of the Wet’suwet’en.
Field activity continues to increase across the project following spring thaw, with crews re-mobilizing while incorporating our COVID-19 guidelines for construction safety. Ongoing work activity includes construction of roads, bridges, worker accommodation and right of way grading. Pipe delivery continues with more than 50 per cent of required pipe supply delivered to site and mainline mechanical construction will commence this summer. The project is currently conducting a review of baseline cost and schedule to incorporate scope increases, permit delays, and COVID-19 impacts.
At June 30, 2020, the Coastal GasLink Limited Partnership has incurred $2.4 billion in project costs.

TC ENERGY [28
SECOND QUARTER 2020

NGTL System
In the six months ended June 30, 2020, the NGTL System placed approximately $2.9 billion of capacity projects in service.
2021 NGTL System Expansion Program
On February 19, 2020, the CER issued a report recommending that the Governor in Council (GIC) approve the 2021 NGTL System Expansion Program and we are awaiting a final decision from the GIC. The approximately 344 km (214 miles) of new pipeline and three compressor units are required to connect incremental firm-receipt supply commencing April 2021 and expand basin export capacity by approximately 1.1 PJ/d (1.0 Bcf/d).
The NGTL System held a Capacity Optimization Open Season in second quarter 2020 soliciting requests for the deferral or advancement of pending contracts to assist customers in optimizing their transportation service requirements and align system expansions with customer growth requirements. Following analysis of the results of the open season, we concluded that all proposed system expansion projects continue to be required to meet aggregate system demand, although the in-service dates for some facilities have been delayed. This will result in a certain amount of capital spending deferral from 2020 and 2021 to 2022 through 2024. The net impact of these deferrals, together with some expected increase in project costs on the 2021 NGTL System Expansion Program, have been incorporated into the Secured projects table in this MD&A.
North Montney
The North Montney project consists of approximately 206 km (128 miles) of new pipeline along with three compressor units and 13 meter stations. On January 31, 2020, the $1.1 billion Aitken Creek section of the North Montney project was placed in service. The final pipeline section of the project, Kahta South, went into service on May 1, 2020. All compressor stations, pipeline sections and 11 of the 13 meter stations are complete and have been placed in service, with the remaining two meter stations currently planned for 2021.
NGTL System Rate Design
In March 2019, the NGTL System Rate Design and Services Application was filed with the NEB. The application addressed rate design, terms and conditions of service for the NGTL System and a tolling methodology for the North Montney Mainline. The CER held a public hearing in fourth quarter 2019 and issued a decision on March 25, 2020 approving all elements of the application as filed.
NGTL System Revenue Requirement Settlement
The NGTL System's 2018-2019 Revenue Requirement Settlement expired in December 2019. On April 24, 2020, the NGTL System announced a five-year negotiated revenue requirement settlement with its customers and other interested parties, encompassing a term from January 1, 2020 through December 31, 2024. The settlement maintains the equity return at 10.1 per cent on 40 per cent deemed common equity, provides the NGTL System with the opportunity to increase depreciation rates if tolls fall below projected levels and includes an incentive mechanism for certain operating costs where variances from projected amounts are shared between the NGTL System and its customers. It also includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return. The NGTL System filed an application with the CER for approval on May 1, 2020. Until new rates are approved, the NGTL System is operating under revised interim tolls for 2020 approved by the CER.
Canadian Mainline
In the six months ended June 30, 2020, the Canadian Mainline placed approximately $0.1 billion of capacity projects in service.
On April 17, 2020, the CER approved a six-year unanimously supported negotiated settlement between the Canadian Mainline, its customers and other stakeholders. The settlement, effective January 1, 2020, sets a base equity return of 10.1 per cent on 40 per cent deemed common equity and includes an incentive to either decrease costs and/or increase revenues on the pipeline with a beneficial sharing mechanism to both the shippers and us.

TC ENERGY [29
SECOND QUARTER 2020

U.S. NATURAL GAS PIPELINES
Elwood Power Project/ANR Horsepower Replacement
On July 29, 2020, we approved the Elwood Power Project/ANR Horsepower Replacement that will replace, upgrade and modernize certain facilities while reducing emissions along a highly utilized section of the ANR pipeline system. The enhanced facilities will improve reliability of the ANR system and also allow for additional contracted transportation services of approximately 132 TJ/d (123 MMcf/d) to be provided to an existing power plant near Joliet, Illinois. The anticipated in-service date of the combined project is in the second half of 2022 with estimated costs of US$0.4 billion.
Alberta XPress
On February 12, 2020, we approved the Alberta XPress project, an expansion project on the ANR Pipeline system that also utilizes existing capacity on the Great Lakes and Canadian Mainline systems to connect growing supply from the WCSB to U.S. Gulf Coast LNG export markets. The anticipated in-service date is 2022 with estimated project costs of US$0.3 billion.
Columbia Gas Section 4 Rate Case
Columbia Gas intends to file a Section 4 Rate Case with FERC in third quarter 2020 requesting an increase to Columbia Gas's maximum transportation rates expected to become effective February 1, 2021, subject to refund. We will also pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement negotiations.
MEXICO NATURAL GAS PIPELINES
Tula and Villa de Reyes
The CFE initiated arbitration in June 2019 for the Villa de Reyes and Tula projects, disputing fixed capacity payments due to force majeure events. Arbitration proceedings are suspended until fourth quarter 2020 while management advances settlement discussions with the CFE.
Villa de Reyes project construction is ongoing. Phased in-service that was expected to commence in third quarter 2020 will be delayed due to COVID-19 contingency measures which have impeded our ability to obtain work authorizations as a result of administrative closures. Subject to the timely re-opening of government agencies, we expect to complete construction of Villa de Reyes in the first half of 2021.

TC ENERGY [30
SECOND QUARTER 2020

LIQUIDS PIPELINES
Keystone XL
On March 31, 2020, we announced that we will proceed with construction of Keystone XL, resulting in an expected additional investment of approximately US$8.0 billion. Construction commenced in April and the pipeline is expected to be placed into service in 2023.
As part of the funding plan, the Government of Alberta has agreed to invest approximately US$1.1 billion as equity in Keystone XL which substantially covers planned construction costs through the end of 2020. The remaining capital investment of approximately US$6.9 billion is expected to be financed through the combination of a US$4.2 billion project-level credit facility to be fully guaranteed by the Government of Alberta and a US$2.7 billion investment by us. Our remaining capital contribution is expected to be funded through a combination of internally generated cash flows, hybrid securities and common equity through the activation of our DRP in 2021 and 2022. Once the project is completed and placed into service, we expect to acquire the Government of Alberta's equity investment under agreed terms and conditions and to refinance borrowings under the US$4.2 billion credit facility in the debt capital markets.
Keystone XL is underpinned by new 20-year transportation service agreements which are expected to generate approximately US$1.3 billion of EBITDA on an annual basis. Subject to terms and conditions outlined in the agreements, 50 per cent of any differences between the estimated capital cost and final cost of Keystone XL are subject to a sharing mechanism and will be reflected in the pipeline tolls.
On April 15, 2020, the U.S. District Court in Montana ruled that the U.S. Army Corps of Engineers (USACE) violated the Endangered Species Act when it reissued the Clean Water Act Nationwide Permit 12 (NWP12) in 2017. The ruling vacated NWP12 and enjoined the USACE from using it to authorize construction across wetlands and other water bodies in the U.S. The ruling was later limited to the construction of new oil and natural gas pipelines only. The U.S. Court of Appeals for the Ninth Circuit denied motions for a stay of the ruling pending appeal and a subsequent application for a stay to the U.S. Supreme Court was granted, except as it applies to Keystone XL. Keystone XL intends to pursue other permitting means to gain regulatory authorization to construct the pipeline across wetlands and waterbodies.
On May 29, 2020, a complaint was filed by Indigenous groups in the U.S. District Court in Montana against the U.S. Bureau of Land Management (BLM) and the USACE seeking to set aside BLM’s grant of right of way over federal land and the USACE’s permission with respect to land at the Missouri River crossing in Montana received earlier this year. The BLM grant of right of way has also been challenged in the same Montana court by a group of non-governmental organizations in a complaint filed July 14, 2020. We will intervene and will continue to actively manage other legal and regulatory matters as the project advances.

TC ENERGY [31
SECOND QUARTER 2020

POWER AND STORAGE
Ontario natural gas-fired power plants
On March 13, 2020, we placed the Napanee power plant into service after we completed construction and commissioning activities.
On April 29, 2020, we completed the sale of our Halton Hills and Napanee power plants as well as our 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for net proceeds of approximately $2.8 billion before post-closing adjustments, with pre-tax losses of $145 million ($80 million after tax) and $261 million ($157 million after tax) recognized in the three and six months ended June 30, 2020, respectively. The total pre-tax loss of $540 million ($351 million after tax) on this transaction includes losses accrued during 2019 while classified as an asset held for sale as well as utilization of previously unrecognized tax loss benefits. The increase in the total loss from that disclosed at December 31, 2019 is primarily the result of higher than expected costs to achieve Napanee's March 13, 2020 in-service and the accrual of post-closing obligations. Along with post-closing adjustments, this loss may also be amended in the future as current estimates are revised and for items that could not be estimated on close, including the settlement of existing insurance claims.
Bruce Power – Life Extension
In late March 2020, as a result of COVID-19 impacts, Bruce Power declared force majeure under its contract with the Independent Electricity System Operator. This force majeure notice covers the Unit 6 MCR and certain Asset Management work. On May 11, 2020, work on the Unit 6 MCR and Asset Management programs was restarted with additional prevention measures in place for worker safety related to COVID-19. Progress is being made on critical path activities as Bruce Power works to isolate Unit 6 from the remaining units in preparation for the removal of the fuel channels in late third quarter 2020. The impact of force majeure is still being evaluated and will ultimately depend on the extent and duration of the pandemic. Operations on the remaining units continue as normal with scheduled outages on Units 3, 4 and 5 successfully completed in second quarter 2020.

TC ENERGY [32
SECOND QUARTER 2020

Financial condition
We strive to maintain financial strength and flexibility in all parts of the economic cycle. We rely on our operating cash flows to sustain our business, pay dividends and fund a portion of our growth. In addition, we access capital markets and engage in portfolio management to meet our financing needs, manage our capital structure and to preserve our credit ratings.
We continued to enhance our strong financial position in 2020 through:

•	The Government of Alberta’s commitment to Keystone XL comprised of US$1.1 billion of equity contributions and the guarantee of a US$4.2 billion project-level credit facility

•	Completion of the sale of the Ontario natural gas-fired power plants for net proceeds of approximately $2.8 billion

•	Completion of the sale of a 65 per cent equity interest in Coastal GasLink for net proceeds of $656 million

•
Establishment of $6.6 billion of seven-year senior secured credit facilities for the Coastal GasLink Pipeline Limited Partnership. Immediately preceding the equity sale, $1.6 billion was drawn on these facilities and approximately $1.5 billion was paid to TC Energy

•
TransCanada PipeLines Limited’s issuance of $2.0 billion of seven-year Medium Term Notes at a fixed rate of 3.80 per cent per annum and US$1.25 billion of 10-year Senior Unsecured Notes at a fixed rate of 4.10 per cent per annum

•	Arrangement of an additional US$2.0 billion of 364-day committed bilateral credit facilities.
These transactions demonstrate our continued ability to access capital markets under all market conditions, including during periods of stress such as those recently resulting from COVID-19. Combined with our predictable and growing cash flows from operations, cash on hand, substantial committed credit facilities and various other financing levers available to us, we believe we are well positioned to continue to fund our obligations, capital program and dividends. We do not expect COVID-19 or the recent volatility in commodity prices to have a material impact on our operating cash flows as a significant majority of our revenues are derived from long-term contracts and/or regulated cost of service business models; however, counterparty credit risk has heightened. Refer to the Financial risks and financial instruments section for additional information.
The market value of pension assets within our defined benefit pension plans was negatively impacted by the decline in global markets experienced in first quarter 2020 but has substantially recovered in second quarter 2020. Funding requirements for 2020 are not expected to be materially affected given the plans’ funded status, timing of actuarial valuations and COVID-19 relief measures introduced.
At June 30, 2020, our current assets totaled $5.7 billion and current liabilities amounted to $9.8 billion, leaving us with a working capital deficit of $4.1 billion compared to $5.2 billion at December 31, 2019. Our working capital deficiency is considered to be in the normal course of business and is managed through:

•	our ability to generate predictable and growing cash flows from operations

•
a total of $13.2 billion of committed revolving credit facilities of which $12.0 billion of incremental short-term borrowing capacity remains available, net of $1.2 billion to backstop commercial paper. We also had a total of $2.4 billion of demand credit facilities of which $1.1 billion remains available as of June 30, 2020

•	our access to capital markets, including through portfolio management activities, DRP and Corporate ATM programs, if deemed appropriate.

TC ENERGY [33
SECOND QUARTER 2020

CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Net cash provided by operations	1,613	1,722	3,336	3,671
(Decrease)/increase in operating working capital	(64)	(47)	307	(189)
Funds generated from operations	1,549	1,675	3,643	3,482
Specific item:
U.S. Northeast power marketing contracts	—	(8)	—	8
Comparable funds generated from operations	1,549	1,667	3,643	3,490
NET CASH PROVIDED BY OPERATIONS
Net cash provided by operations decreased by $109 million for the three months ended June 30, 2020 compared to the same period in 2019 primarily due to lower funds generated by operations. Net cash provided by operations decreased by $335 million for the six months ended June 30, 2020 compared to the same period in 2019 primarily due to the amount and timing of working capital changes.
COMPARABLE FUNDS GENERATED FROM OPERATIONS
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our operations by excluding the timing effects of working capital changes as well as the cash impact of our specific items.
Comparable funds generated from operations decreased by $118 million for the three months ended June 30, 2020 compared to the same period in 2019 primarily due to lower comparable earnings adjusted for non-cash items.
Comparable funds generated from operations increased by $153 million for the six months ended June 30, 2020 compared to the same period in 2019 primarily due to higher comparable earnings adjusted for non-cash items and the recovery of higher depreciation on the NGTL System's investment base.
CASH USED IN INVESTING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Capital spending
Capital expenditures	(1,990)	(1,571)	(3,986)	(3,593)
Capital projects in development	—	(217)	(122)	(381)
Contributions to equity investments	(160)	(175)	(311)	(320)
	(2,150)	(1,963)	(4,419)	(4,294)
Proceeds from sale of assets, net of transaction costs	3,407	591	3,407	591
Other distributions from equity investments	—	66	—	186
Deferred amounts and other	(73)	(55)	(222)	(81)
Net cash provided by/(used in) investing activities	1,184	(1,361)	(1,234)	(3,598)
Capital expenditures in 2020 were incurred primarily for the expansion of the NGTL System and Columbia Gas projects, construction of the Coastal GasLink pipeline prior to the sale of a 65 per cent equity interest, construction of Keystone XL as well as maintenance capital expenditures. Higher capital spending in 2020 reflects increased spending on Keystone XL and Coastal GasLink, partially offset by lower spending on Napanee.
Costs incurred on capital projects in development in 2020 and 2019 were mostly attributable to spending on Keystone XL prior to our March 31, 2020 decision to proceed with construction of the pipeline.

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SECOND QUARTER 2020

Contributions to equity investments decreased in 2020 compared to 2019 mainly due to contributions to our proportionate share of debt financing in 2019 for the Sur de Texas project which went into service in September 2019.
In second quarter 2020, we closed the sale of our Ontario natural gas-fired power plants for net proceeds of approximately $2.8 billion, and the sale of a 65 per cent equity interest in Coastal GasLink for net proceeds of $656 million.
Other distributions from equity investments in 2019 reflect Bruce Power financings undertaken to fund its capital program and to make distributions to its partners. There were no such distributions in 2020.
CASH PROVIDED BY FINANCING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Notes payable (repaid)/issued, net	(6,022)	(956)	(3,103)	1,896
Long-term debt issued, net of issue costs	5,528	997	5,536	1,021
Long-term debt repaid	(1,170)	(126)	(2,241)	(1,834)
Loss on settlement of financial instruments	(130)	—	(130)	—
Dividends and distributions paid	(860)	(564)	(1,660)	(1,079)
Common shares issued, net of issue costs	2	91	83	159
Contributions from redeemable non-controlling interest	54	—	54	—
Net cash (used in)/provided by financing activities	(2,598)	(558)	(1,461)	163
In May 2020, Coastal GasLink drew down $1.6 billion on its secured long-term project financing credit facilities, of which approximately $1.5 billion was paid to TC Energy prior to the sale of a 65 per cent equity interest in the pipeline. Refer to the Recent developments section for more information.
In April 2020, we issued $2.0 billion of Medium Term Notes bearing interest at a fixed rate of 3.80 per cent per annum and US$1.25 billion of Senior Unsecured Notes at a fixed rate of 4.10 per cent per annum.
In June 2020, we repaid US$750 million of Senior Unsecured Notes bearing interest at a fixed rate of 3.30 per cent per annum. In March 2020, we repaid US$750 million of Senior Unsecured Notes bearing interest at a fixed rate of 4.60 per cent per annum. Further details related to our long-term debt as at and for the six months ended June 30, 2020 are discussed in Note 6, Long-term debt, of our Condensed consolidated financial statements.
Financial instruments used to manage the interest rate exposure related to the issuance of U.S. dollar-denominated debt in second quarter 2020 were settled at fair value resulting in a total payment of $130 million.
In the three months ended June 30, 2020, the Government of Alberta contributed $54 million towards its US$1.1 billion commitment in Keystone XL and our Keystone XL subsidiaries issued Class A Interests amounting to $328 million to the Government of Alberta plus recognized a corresponding $270 million of notes receivable due by December 31, 2020. The U.S. dollar component of the notes receivable balance is translated to Canadian dollars at each reporting date. Refer to Note 7, Redeemable non-controlling interest, of our Condensed consolidated financial statements for additional information.
DIVIDEND REINVESTMENT PLAN
Commencing with the dividends declared in October 2019, common shares purchased with reinvested cash dividends under TC Energy's DRP are no longer satisfied with shares issued from treasury at a discount, but rather acquired on the open market at 100 per cent of the weighted-average purchase price. The DRP is available for dividends payable on TC Energy's common and preferred shares.

TC ENERGY [35
SECOND QUARTER 2020

DIVIDENDS
On July 29, 2020, we declared quarterly dividends on our common shares of $0.81 per share payable on October 30, 2020 to shareholders of record at the close of business on September 30, 2020.
TC ENERGY'S CORPORATE ATM PROGRAM
We intend to file a $1.0 billion equity shelf prospectus in third quarter 2020 to enable an at-the-market equity issuance program which will be utilized if and as deemed appropriate.
SHARE INFORMATION
At July 27, 2020, we had 940 million issued and outstanding common shares and 9 million outstanding options to buy common shares, of which 6 million were exercisable.
On June 30, 2020, 401,590 Series 3 preferred shares were converted, on a one-for-one basis, into Series 4 preferred shares and 1,865,362 Series 4 preferred shares were converted, on a one-for-one basis, into Series 3 preferred shares.
CONTRACTUAL OBLIGATIONS
Our capital expenditure commitments have decreased by approximately $2.6 billion from those reported at December 31, 2019 mainly due to the sale of a 65 per cent equity interest in Coastal GasLink completed on May 22, 2020. Subsequent to the sale, Coastal GasLink is predominantly funded by project-level financing, recovery of cash payments for carrying charges on costs incurred and contributions from equity partners, of which we represent 35 per cent. Capital expenditure commitments were also adjusted for normal course fulfillment of contracts for construction, along with new commitments on capital projects, primarily Keystone XL.
There were no other material changes to our contractual obligations in second quarter 2020 or to payments due in the next five years or after. Refer to the MD&A in our 2019 Annual Report for more information about our contractual obligations.

TC ENERGY [36
SECOND QUARTER 2020

Financial risks and financial instruments
We are exposed to market risk and counterparty credit risk and have strategies, policies and limits in place to manage the impact of these risks on our earnings, cash flows and, ultimately, shareholder value. Risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.
Refer to our 2019 Annual Report for more information about the risks we face in our business which have not changed substantially since December 31, 2019, other than as noted within this MD&A. Refer to the COVID-19 section of this MD&A for further information regarding its impact on our financial risks.
INTEREST RATE RISK
We utilize short-term and long-term debt to finance our operations which exposes us to interest rate risk. We typically pay fixed rates of interest on our long-term debt and floating rates on our commercial paper programs and amounts drawn on our credit facilities. A small portion of our long-term debt bears interest at floating rates. In addition, we are exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. We actively manage our interest rate risk using interest rate derivatives.
Many of our financial instruments and contractual obligations with variable rate components reference LIBOR. This rate will cease to be published at the end of 2021 and may be replaced by a secured overnight financing rate. We will continue to monitor developments and the impact, if any, on our business.
FOREIGN EXCHANGE RISK
We generate revenues and incur expenses and capital expenditures that are denominated in currencies other than Canadian dollars. As a result, our earnings and cash flows are exposed to currency fluctuations.
A significant portion of our businesses generate earnings in U.S. dollars, but since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our net income. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of this risk is offset by interest expense on U.S. dollar-denominated debt. The balance of the exposure is actively managed on a rolling two-year basis using foreign exchange derivatives, however, the natural exposure beyond that period remains.
Average exchange rate – U.S. to Canadian dollars
The average exchange rate for one U.S. dollar converted into Canadian dollars was as follows:

three months ended June 30, 2020	1.39
three months ended June 30, 2019	1.34

six months ended June 30, 2020	1.37
six months ended June 30, 2019	1.33
The impact of changes in the value of the U.S. dollar on our U.S. and Mexico operations is partially offset by interest on U.S. dollar-denominated debt as set out in the table below. Comparable EBIT is a non-GAAP measure.

TC ENERGY [37
SECOND QUARTER 2020

Significant U.S. dollar-denominated amounts

	three months ended June 30		six months ended June 30
(millions of US$)	2020	2019	2020	2019

U.S. Natural Gas Pipelines comparable EBIT	451	496	1,073	1,091
Mexico Natural Gas Pipelines comparable EBIT[1]	129	114	330	227
U.S. Liquids Pipelines comparable EBIT	186	298	393	588
Interest on U.S. dollar-denominated long-term debt and junior subordinated notes	(331)	(328)	(663)	(659)
Capitalized interest on U.S. dollar-denominated capital expenditures	39	9	51	15
U.S. dollar-denominated allowance for funds used during construction	42	36	75	108
U.S. dollar comparable non-controlling interests and other	(50)	(47)	(122)	(128)
	466	578	1,137	1,242

1	Excludes interest expense on our inter-affiliate loan with Sur de Texas which is fully offset in Interest income and other.
Net investment hedges
We hedge a portion of our net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency swaps, foreign exchange forwards and foreign exchange options.
COUNTERPARTY CREDIT RISK
We have exposure to counterparty credit risk in the following areas:

•	cash and cash equivalents

•	accounts receivable

•	available-for-sale assets

•	the fair value of derivative assets

•	loans receivable.
The combination of the COVID-19 pandemic along with unparalleled energy demand and supply disruption has led to significant commodity price volatility and restricted capital market access impacting certain of our customers. While the majority of our credit exposure is to large creditworthy entities, we have increased our monitoring of and communication with those counterparties experiencing greater financial pressures due to recent market events and the challenging business environment. Although counterparty credit risk has heightened, we are not expecting any material negative impact to our 2020 earnings or cash flows. Refer to our 2019 Annual Report for more information about the factors that mitigate our counterparty credit risk exposure.
We review financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. We use historical credit loss and recovery data, adjusted for our judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At June 30, 2020, we had no significant credit losses, no significant credit risk concentration and no significant amounts past due or impaired.
We have significant credit and performance exposure to financial institutions because they hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.

TC ENERGY [38
SECOND QUARTER 2020

LIQUIDITY RISK
We manage our liquidity risk by continuously forecasting our cash flows and ensuring we have adequate cash balances, cash flows from operations, committed and demand credit facilities and access to capital markets to meet our operating, financing and capital expenditure obligations under both normal and stressed economic conditions. As discussed previously, there have been periods of heightened global market volatility and reduced liquidity during 2020 but we have taken steps to further strengthen our financial condition and mitigate our exposure to these risks.
LOAN RECEIVABLE FROM AFFILIATE
At June 30, 2020, our Condensed consolidated balance sheet included a MXN 20.9 billion or $1.2 billion (December 31, 2019 – MXN 20.9 billion or $1.4 billion) loan receivable from the Sur de Texas joint venture which represents our 60 per cent proportionate share of long-term debt financing to the joint venture. Interest income and other included interest income of $29 million and $62 million for the three and six months ended June 30, 2020 (2019 – $37 million and $72 million) from this joint venture with a corresponding proportionate share of interest expense recorded in Income from equity investments in our Mexico Natural Gas Pipelines segment. Interest income and other also included foreign exchange gains of $26 million and losses of $277 million for the three and six months ended June 30, 2020 (2019 – gains of $12 million and $26 million) on the loan receivable from this joint venture with a corresponding proportionate share of Sur de Texas foreign exchange losses and gains recorded in Income from equity investments in the Corporate segment. As a result, these income statement amounts fully offset upon consolidation.
FINANCIAL INSTRUMENTS
With the exception of Long-term debt and Junior subordinated notes, our derivative and non-derivative financial instruments are recorded on the balance sheet at fair value unless they were entered into and continue to be held for the purpose of receipt or delivery in accordance with our normal purchase and sales exemptions and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.
Derivative instruments
We use derivative instruments to reduce volatility associated with fluctuations in commodity prices, interest rates and foreign exchange rates. Derivative instruments, including those that qualify and are designated for hedge accounting treatment, are recorded at fair value.
The majority of derivative instruments that are not designated or do not qualify for hedge accounting treatment have been entered into as economic hedges to manage our exposure to market risk and are classified as held for trading. Changes in the fair value of held-for-trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held-for-trading derivative instruments can fluctuate significantly from period to period.
Balance sheet presentation of derivative instruments
The balance sheet presentation of the fair value of derivative instruments is as follows:

(millions of $)	June 30, 2020	December 31, 2019

Other current assets	371	190
Intangible and other assets	10	7
Accounts payable and other	(428)	(115)
Other long-term liabilities	(94)	(81)
	(141)	1

TC ENERGY [39
SECOND QUARTER 2020

Unrealized and realized gains/(losses) on derivative instruments
The following summary does not include hedges of our net investment in foreign operations:

	three months ended June 30		six months ended June 30
(millions of $)	2020	2019	2020	2019

Derivative instruments held for trading[1]
Amount of unrealized (losses)/gains in the period
Commodities	(50)	59	16	(29)
Foreign exchange	170	87	(102)	207
Amount of realized gains/(losses) in the period
Commodities	42	80	78	187
Foreign exchange	(39)	(30)	(51)	(59)
Derivative instruments in hedging relationships[2]
Amount of realized gains/(losses) in the period
Commodities	5	(2)	2	(9)
Interest rate	(5)	—	(4)	—

1
Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange held-for-trading derivative instruments are included on a net basis in Interest expense and Interest income and other, respectively.

2
In the three and six months ended June 30, 2020 and 2019, there were no gains or losses included in Net income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.

For further details on our financial instruments, including classification assumptions made in the calculation of fair value and additional discussion of exposure to risks and mitigation activities, refer to Note 11, Risk management and financial instruments, in our Condensed consolidated financial statements.

TC ENERGY [40
SECOND QUARTER 2020

Other information
CONTROLS AND PROCEDURES
Management, including our President and CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as at June 30, 2020, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
There were no changes in second quarter 2020 that had or are likely to have a material impact on our internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES
When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amounts we record for our assets, liabilities, revenues and expenses because these items may be affected by future events. We base the estimates and assumptions on the most current information available, using our best judgment. We also regularly assess the assets and liabilities themselves. A summary of our critical accounting estimates is included in our 2019 Annual Report.
Accounting Changes
Our significant accounting policies have remained unchanged since December 31, 2019 other than as described in Note 2, Accounting changes, in our Condensed consolidated financial statements. A summary of our significant accounting policies is included in our 2019 Annual Report.

TC ENERGY [41
SECOND QUARTER 2020

Quarterly results
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

	2020		2019				2018
(millions of $, except per share amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third

Revenues	3,089	3,418	3,263	3,133	3,372	3,487	3,904	3,156
Net income attributable to common shares	1,281	1,148	1,108	739	1,125	1,004	1,092	928
Comparable earnings	863	1,109	970	970	924	987	946	902
Share statistics
Net income per common share – basic and diluted	$1.36	$1.22	$1.18	$0.79	$1.21	$1.09	$1.19	$1.02
Comparable earnings per common share	$0.92	$1.18	$1.03	$1.04	$1.00	$1.07	$1.03	$1.00
Dividends declared per common share	$0.81	$0.81	$0.75	$0.75	$0.75	$0.75	$0.69	$0.69

FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION BY BUSINESS SEGMENT
Quarter-over-quarter revenues and net income fluctuate for reasons that vary across our business segments.
In our Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines segments, except for seasonal fluctuations in short-term throughput volumes on U.S. pipelines, quarter-over-quarter revenues and net income generally remain relatively stable during any fiscal year. Over the long term, however, they fluctuate because of:

•	regulators' decisions

•	negotiated settlements with shippers

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	developments outside of the normal course of operations.
In Liquids Pipelines, annual revenues and net income are based on contracted and uncommitted spot transportation, as well as liquids marketing activities. Quarter-over-quarter revenues and net income are affected by:

•	regulatory decisions

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	demand for uncontracted transportation services

•	liquids marketing activities and commodity prices

•	developments outside of the normal course of operations

•	certain fair value adjustments.
In Power and Storage, quarter-over-quarter revenues and net income are affected by:

•	weather

•	customer demand

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	market prices for natural gas and power

•	capacity prices and payments

•	planned and unplanned plant outages

•	developments outside of the normal course of operations

•	certain fair value adjustments.

TC ENERGY [42
SECOND QUARTER 2020

FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER
We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period.
Comparable earnings exclude the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.
In second quarter 2020, comparable earnings also excluded:

•	an after-tax gain of $408 million related to the sale of a 65 per cent equity interest in the Coastal GasLink pipeline

•	an incremental after-tax loss of $80 million related to the Ontario natural gas-fired power plant assets.
In first quarter 2020, comparable earnings also excluded:

•
an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized as a result of our decision to proceed with the Keystone XL project

•	an incremental after-tax loss of $77 million related to the Ontario natural gas-fired power plant assets held for sale.
In fourth quarter 2019, comparable earnings also excluded:

•
an income tax valuation allowance release of $195 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized

•	an incremental after-tax loss of $61 million related to the Ontario natural gas-fired power plant assets held for sale

•	an additional $19 million expense related to state income taxes on the sale of certain Columbia midstream assets.
In third quarter 2019, comparable earnings also excluded:

•	an after-tax loss of $133 million related to the Ontario natural gas-fired power plant assets held for sale

•	an after-tax loss of $133 million related to the sale of certain Columbia midstream assets

•	an after-tax gain of $115 million related to the partial sale of Northern Courier.
In second quarter 2019, comparable earnings also excluded:

•	an after-tax gain of $54 million related to the sale of our Coolidge generating station

•	a deferred tax benefit of $32 million related to the impact of an Alberta corporate income tax rate reduction on our Canadian businesses not subject to rate-regulated accounting

•	an after-tax gain of $6 million related to the remainder of our U.S. Northeast power marketing contracts.
In first quarter 2019, comparable earnings also excluded:

•	an after-tax loss of $12 million related to our U.S. Northeast power marketing contracts.

TC ENERGY [43
SECOND QUARTER 2020

In fourth quarter 2018, comparable earnings also excluded:

•	a $143 million after-tax gain related to the sale of our interests in the Cartier Wind power facilities

•	a $115 million deferred income tax recovery from an MLP regulatory liability write-off as a result of the 2018 FERC Actions

•	a $52 million recovery of deferred income taxes as a result of finalizing the impact of U.S. Tax Reform

•	a $27 million income tax recovery related to the sale of our U.S. Northeast power generation assets

•	$25 million of after-tax income recognized on the Bison contract terminations

•	a $140 million after-tax impairment charge on Bison

•	a $15 million after-tax goodwill impairment charge on Tuscarora

•	an after-tax net loss of $7 million related to our U.S. Northeast power marketing contracts.
In third quarter 2018, comparable earnings also excluded:

•	an after-tax gain of $8 million related to our U.S. Northeast power marketing contracts.